SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: STARLIMS Technologies Schedules Fourth Quarter and Full Year 2008 Earnings Conference Call; dated January 15, 2009

2.	Press release: STARLIMS Achieves New Level of SAP Certification: SAP-certified Integration With SAP® ERP Via Enterprise Services; dated January 14, 2009

ITEM 1

STARLIMS Technologies Schedules Fourth Quarter and Full Year 2008 Earnings Conference Call

Hollywood, Florida, January 15, 2009 – STARLIMS Technologies Ltd. (Nasdaq:LIMS), a leading provider of laboratory information management systems (LIMS), will announce its fourth quarter and full fiscal year 2008 financial results on Tuesday, February 24, 2009 before the NASDAQ market opens.

Following the earnings press release, Chief Executive Officer Itschak Friedman and Chief Financial Officer Chaim Friedman will discuss the company’s fourth quarter and full year results ended December 31, 2008 in a teleconference with analysts and investors.

STARLIMS will host a live webcast of this conference call on Tuesday, February 24, 2009 at 8:30 a.m. Eastern Time (15:30 Israeli Time). The listen-only webcast can be accessed from the Investor Relations page of the company’s website at http://www.starlims.com. Those interested in participating in the call and the question and answer session should dial 303-262-2139.

The webcast will be archived on the STARLIMS Technologies Investor Relations page of the company’s website at http://www.starlims.com starting at 11:00 a.m. Eastern Time (18:00 Israeli Time) on Tuesday, February 24, 2009.

About STARLIMS
STARLIMS Technologies Ltd. (Nasdaq:LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the Company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today.

ITEM 2

STARLIMS Achieves New Level of SAP Certification: SAP-certified Integration With SAP® ERP Via Enterprise Services

Hollywood, Florida, January 14, 2009 – STARLIMS Technologies Ltd. (Nasdaq:LIMS), a leading provider of laboratory information management systems, or LIMS, today announced that STARLIMS V10 R2 has achieved a new level of certification from SAP AG, achieving SAP-certified integration with the SAP® ERP application Release 6.0 via enterprise services.

The SAP Integration and Certification Center (SAP ICC) has certified that STARLIMS V10 R2 successfully integrates with SAP ERP 6.0 via the SAP integration scenario Enterprise Service Bundle (ESOA-Bundle) 1.0 interface. Having achieved this level of certification, STARLIMS can be integrated with a very wide variety of SAP applications – including any application exposing enterprise services that are made available as part of the SAP enhancement packages for SAP ERP, or as a specific software add-on for other SAP Business Suite applications. Customers using STARLIMS with SAP solutions can benefit from interoperability, enhanced flexibility and lower cost of ownership.

STARLIMS: Enterprise-wide Integration
STARLIMS has previously achieved SAP-certified integration. This new SAP certification is for web-based integration using STARLIMS’s ability to expose and consume web services; it is not limited to a single SAP application or sphere of services.

“We are extremely pleased that STARLIMS V10 has obtained this certification from SAP, which verifies that our web-based LIMS can be integrated with a large range of SAP applications – via web-based enterprise services,” said STARLIMS CEO Itschak Friedman. “Companies that implement STARLIMS together with their SAP solutions will be able to draw their lab data into their enterprise decision-making process. The combined information will be more readily available and more closely integrated into executive functions. In addition, for companies that already use SAP solutions, STARLIMS is now an even more attractive LIMS provider.”

Lab Data Readily Available for Corporate Decision-makers
One of the greatest IT challenges in any large organization is how to integrate multiple information systems – and how to make sure that critical information is presented to decision-makers in a timely manner. In many cases, laboratory management systems are integrated into larger enterprise systems through point-to-point solutions. To make the transfer of information more comprehensive and efficient, STARLIMS has moved from point-to-point to a service-oriented architecture (SOA) which provides enterprises a ready-made solution to integrate their laboratory information (e.g., LIMS, ELN, SDMS, etc.) together with their enterprise systems.

“This is a perfect example of how lab data translates into enterprise action,” states Freidman. “And it helps prevent the problem in large and distributed organizations, of one division making decisions without being fully aware of all the scientific information in the corporate LIMS.”

About STARLIMS
STARLIMS Technologies Ltd. (Nasdaq:LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

SAP and all SAP logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries. All other product and service names mentioned are the trademarks of their respective companies.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: January 18, 2009